UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ProUroCare Medical Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

74373C 10 7

(CUSIP Number)

James L. Davis

6446 Flying Cloud Drive

Eden Prairie, MN  55344

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): James L. Davis NOT APPLICABLE

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 2,955,549

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 2,955,549

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,955,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 26.9%

14.	Type of Reporting Person: IN

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Davis & Associates Inc 41-0975255

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 80,664

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 80,664

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person: EP

CUSIP No: 74373C 10 7

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): The Davis & Associates Inc. 401K PSP. 41-0975255

2.	Check the Appropriate Box if a Member of a Group: Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 165,978

	8.	Shared Voting Power: -0-

	9.	Sole Dispositive Power: 165,978

	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 165,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person: CO

CUSIP No. 74373C 10 7

Introduction

James L. Davis, a United States resident, the Davis and Associates, Inc., 401K PSP, a profit sharing plan and Davis &Associates Inc., a Minnesota corporation (collectively, the “Reporting Persons”) hereby files this Amendment No. 1 (this “Amendment”) to its Statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 2009 (the “Statement”) on behalf of the Reporting Persons identified in Item 2 of the Statement.

Items 1,3, 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 1.	Security and Issuer:

Item 1 is amended to reflect a change in the issuer’s address:

This statement relates to the shares of Common Stock, $0.00001 par value per share (the “Shares”) of ProUroCare Medical Inc., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 6440 Flying Cloud Drive, STE 101, Eden Prairie, MN  55344.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 is amended in its entirety to read:

Funds used for the purchase of the Shares and for the loans to the Issuer that may be converted into the Shares reported herein were derived from the personal funds of Mr. Davis, available working capital of Davis Associates and funds available for investment in the Davis 401K.  A total of $1,376,000 was paid to acquire such Shares or loaned to the Issuer pursuant to convertible debt.

Item 4.	Purpose of Transaction:

The first paragraph of Item 4 is amended and restated to read:

The Reporting Persons acquired the Shares reported herein for investment purposes in private placements by the Issuer.  The reporting person refinanced an existing $150,000 convertible promissory note (and $7,291 of interest accrued thereon) and a $37,500 convertible promissory note (and ($3,646 of accrued interest thereon) along with another $2,632 debt and $15,293 of expenses paid by the reporting person on behalf of the Issuer. The reporting person also loaned an additional $64,638 to the Issuer. Pursuant to the refinancing and the other arrangements, the Company issued a $281,000 unsecured convertible promissory note to the reporting person.  In addition, pursuant to a loan guarantee agreement dated March 19, 2009, the Issuer issued 66,667 shares of common stock to the reporting person as consideration for his $1,000,000 guaranty of the Issuer’s bank debt.

Item 5.	Interest in Securities of the Issuer:

Item 5 has been amended and restated, in its entirety, to read:

(a)           As of the close of business on March 25, 2009, the Reporting Persons beneficially owned 2,955,549 Shares, constituting approximately 26.9%of the outstanding Shares of the Issuer.  Each of Mr. Davis, Davis Associates and the Davis 401K may be deemed to be a  beneficial owner of all of these Shares for purposes of filing this Schedule 13D; however, each Reporting Person disclaims beneficial ownership in such shares, except to the extent of its own pecuniary interest therein.

CUSIP No. 74373C 10 7

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 9,350,049 Shares outstanding, which is the total number of Shares outstanding as of March 25, 2009, according to the transfer agent of the Issuer.

(b)           By virtue of his direct and indirect control of Davis Associates and the Davis 401K, Mr. Davis is deemed to have sole voting and dispositive powers with respect to all of the Shares shown below.

Name	Number of Shares	% of Shares Outstanding
James L. Davis (1)	2,955,549	26.9%
Davis &Associates Inc. (2)	80,664	0.9%
Davis & Associates 401K PSP (3)	165,978	1.8%

(1)  Includes 1, 208,468 Shares owned by Mr. Davis and 1,500,439 Shares that could be acquired within 60 days of the date of filing of this Schedule 13D pursuant to the exercise of warrants or conversions of debt held by Mr. Davis, and also includes 165,978 Shares beneficially owned by the Davis 401K and 80,664 Shares beneficially own by Davis Associates Inc. and Davis & Associates 401K PSP.

(2)  Includes 43,182 shares currently available upon exercise of warrants.

(3)  Includes 91,014 shares currently available upon exercise of warrants.

(c)           Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

(d)           No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not Applicable.

Item 7. Material to be Filed as Exhibits Item 7 has been amended to remove exhibits no longer in effect and to add exhibits 99.15 and 99.16.

Exhibit Number	Description
99.1	Schedule of Share Acquisitions Within past 60 days

99.2	Joint Filing Agreement dated February 23, 2009

99.3

Form of warrant to acquire shares of common stock issued to lenders in connection with $100,000 promissory note, dated November 29, 2006 and January 3, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007)

99.4

Form of warrants to acquire shares of common stock issued in favor of subscribers of the Issuer’s Investment Unit offering dated January 18 and January 23, 2007 (incorporated by reference to Exhibit 4.18 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007)

99.5	Form of warrant issued pursuant to Issuer’s 2007 Private Placement dated December 27, 2007 (incorporated by reference to Exhibit 4.16 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.6	Warrant dated December 27, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008)

99.7	Form of warrants dated April 3, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008)

CUSIP No. 74373C 10 7

99.8	Form of Origination Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.22 to the Issuer’s Form S-1 filed September 19, 2008)

99.9	Form of Put Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.23 to the Issuer’s Form S-1 filed September 19, 2008)

99.10	Warrant dated September 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008)

99.11	Form of Warrant dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.28 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008)

99.12	Form of Unit Certificate dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.29 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008)

99.13	Form of Promissory Note issued dated April 3, 2008 (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008)

99.14	Convertible Promissory Note dated September 25, 2008 (incorporated by reference to Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008)

99.15	Financing Agreement dated March 19, 2009 (incorporated by reference to Exhibit 10.52 to the Issuer’s Annual Report on Form 10-K filed March 26, 2009.

99.16	Convertible Promissory Note dated March 19, 2009 (incorporated by reference to Exhibit 10.52 to the Issuer’s Annual Report on Form 10-K filed March 26, 2009

CUSIP No. 74373C 10 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2009

/s/James L. Davis		Davis and Associates, Inc.
James L. Davis
		By:	/s/James L. Davis
Name: James L. Davis
The Davis & Associates, Inc. 401K PSP		Title: President

By:	/s/James L. Davis
Name: James L. Davis
Title: Trustee